Securities and Exchange Commission, Washington, D.C. 20549

                                  Schedule 13D
                   Under the Securities Exchange Act of 1934

                           Big Cat Energy Corporation
                           --------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   089084107
                                   ---------
                                 (CUSIP Number)

         M. Richard Cutler, Cutler Law Group, 3355 W Alabama, Ste 1150
         -------------------------------------------------------------
                               Houston, TX 77098
                               -----------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 3, 2010
                                ---------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this
schedule because of   240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.089084107                                             Page 2 of 4 Pages
-----------------------------------------------------          -----------------

(1) Names of reporting persons:                        High Plains Gas, Inc.
-----------------------------------------------------  ----------------------
(2) Check the appropriate box if a member of a group   (a)
-----------------------------------------------------  ----------------------
(see instructions)                                     (b)
-----------------------------------------------------  ----------------------
(3) SEC use only
-----------------------------------------------------  ----------------------
(4) Source of funds (see instructions)                 WC
-----------------------------------------------------  ----------------------
(5) Check if disclosure of legal proceedings is
 required pursuant to Items 2(d) or 2(e)
-----------------------------------------------------  ----------------------
(6) Citizenship or place of organization               Nevada
-----------------------------------------------------  ----------------------
Number of shares beneficially owned by each
 reporting person with:
-----------------------------------------------------  ----------------------
  (7) Sole voting power                                30,000,000 Common
-----------------------------------------------------  ----------------------
  (8) Shared voting power                              0
-----------------------------------------------------  ----------------------
  (9) Sole dispositive power                           30,000,000 Common
-----------------------------------------------------  ----------------------
  (10) Shared dispositive power                                             0
-----------------------------------------------------  ----------------------
(11) Aggregate amount beneficially owned by            30,000,000 Common
 each reporting person
-----------------------------------------------------  ----------------------
(12) Check if the aggregate amount in Row (11)         X
excludes certain shares (see instructions)
-----------------------------------------------------  ----------------------
(13) Percent of class represented by amount in         40.6% Common
Row (11)
-----------------------------------------------------  ----------------------
(14) Type of reporting person (see instructions)       CO
-----------------------------------------------------  ----------------------

CUSIP No.089084107                                             Page 3 of 4 Pages
-----------------------------------------------------          -----------------

Item 1. Security and Issuer.

     This Schedule 13D relates to the acquisition of shares of Common Stock (the "Shares") of Big Cat Energy Corporation, whose principal executive offices are located at:

121 W. Merino Street, PO Box 500
Upton, Wyoming 82730

Item 2. Identity and Background.

     High Plains Gas, Inc. is a publicly traded corporation formed in Nevada whose business address is 3100 Southern Drive, Gillette, Wyoming 82718. Mark D. Hettinger is a United States citizen and the Chief Executive Officer and a Director. Joseph Hettinger a United States Citizen and is the Chief Financial
Officer and a Director.   During the last five years, none of High Plains Gas,
Inc., Mark D. Hettinger or Joseph Hettinger, or any of their affiliates have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or that found any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Person acquired the Shares in consideration for cash paid out of the company's working capital.

Item 4. Purpose of Transaction.

     The Reporting Person acquired the Shares for investment purposes. The Reporting Person intends to seek to register the shares acquired and to subsequently distribute the shares to its shareholders pro rata. The Reporting Person is working with Big Cat Energy Corporation in connection with the businesses of the two companies. Otherwise, the Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D.

CUSIP No.089084107                                              Page 4 of4 Pages
------------------                                              ----------------

Item 5. Interest in Securities of the Issuer.

Effective December 8, 2010, Big Cat Energy Corp. (Big Cat or the Company) executed a definitive agreement with High Plains Gas, Inc. (High Plains) for the sale of 20,000,000 shares of its restricted common stock, or approximately 31.3% of the projected issued and outstanding shares, at $0.03 per share for $600,000. The purchase price of $600,000 consists of a combination of $200,000 cash and 739,180 restricted shares of High Plains valued at $400,000. The agreement also grants High Plains warrants to purchase an additional 10,000,000 shares of restricted common stock of the Company at $0.15 per share. If High Plains exercised the warrants, it would own 30,000,000 shares of the Company's common
stock or 40.6% of the Company.   The agreement requires the shares and the
shares underlying the warrants to be the subject of a registration statement filed within 20 days of closing at High Plains' expense. The warrants have a term of five years from the effective date of the definitive agreement. The number of warrants is to be adjusted in the event of a reclassification, change, stock dividend, stock split, combination, reorganization, merger or consolidation affecting the price or number of shares issuable or exercisable under the warrants so as to maintain an approximately equivalent number of shares and exercise price for the warrant holders before and after such a transaction. Any such adjustment is to be made pursuant to official notice from the Company in connection with the transaction.

The transaction closed effective January 3, 2011 upon the payment of the cash to Big Cat Energy Corporation and the release of all shares from Escrow. Effective at the closing, Big Cat will also nominate Mark Hettinger, President of High Plains, to the Company's Board of Directors

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.


Item 7. Material to be Filed as Exhibits.

     None.
                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 3, 2011

High Plains Gas, Inc.
---------------------

\s\Mark D. Hettinger
--------------------
Mark D. Hettinger, Chief Executive Officer